SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

 Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NOVABAY PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

66987P102
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)

[ X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of the securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66987P102 Page 2 of 9 Pages	Schedule 13G

1.	Names of Reporting Persons Pioneer Pharma (Singapore) PTE. LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X]
3.	SEC Use Only
4.	Citizenship or Place of Organization SINGAPORE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 4,000,000
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 4,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 10.3%**
12.	Type of Reporting Person (See Instructions) CO

*Based on 36,973,105 shares of common stock outstanding as of December 31, 2012.

CUSIP No. 66987P102 Page 3 of 9 Pages	Schedule 13G

1.	Names of Reporting Persons PIONEER PHARMA, CO. LTD.*
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X ]
	(b)	[ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Hainan Province, Peoples Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 4,000,000
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 4,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 10.3%**
12.	Type of Reporting Person (See Instructions) CO

* Pioneer Pharma, Co. Ltd. is the Parent company of Pioneer Pharma (Singapore) Pte. Ltd and NOT Naqu Area Pioneer Pharma as previously reported
**Based on 36,973,105 shares of common stock outstanding as of December 31, 2012.

CUSIP No. 66987P102 Page 4 of 9 Pages	Schedule 13G

1.	Names of Reporting Persons Xinzhou Li (Paul Li)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X ]
	(b)	[ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Saint Christopher (St. Kitts) and Nevis

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 120,000
	6.	Shared Voting Power 4,000,000
	7.	Sole Dispositive Power 120,000
	8.	Shared Dispositive Power 4,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,120,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 10.6%*
12.	Type of Reporting Person (See Instructions) IN

* Based on 36,973,105 shares of common stock outstanding as of December 31, 2012.

CUSIP No. 66987P102 Page 5 of 9 Pages	Schedule 13G

Item 1(a).	Name of Issuer:

NovaBay Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5980 Horton Street, Suite 550, Emeryville, California 94608

Item 2(a).	Names of Persons Filing:

Pioneer Pharma (Singapore) Pte. Ltd.
Pioneer Pharma Co. Ltd.
Xinzhou Li (Paul Li)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Pioneer Pharma (Singapore) Pte. Ltd.
33A Chander Road, Singapore 219539

Pioneer Pharma Co. Ltd.
No. 1000, Wangqiao Road,
Pudong Area, Shanghai,
Peoples Republic of China

Xinzhou Li (Paul Li)
President, Pioneer Pharma Co. Ltd.
No. 1000, Wangqiao Road,
Pudong Area, Shanghai,
Peoples Republic of China

Item 2(c).	Citizenship:

Pioneer Pharma (Singapore) PTE. Ltd. is a private limited company organized in Singapore
Pioneer Pharma Co. Ltd is a company organized in Hainan Province, Peoples Republic of China.
Mr. Xinzhou Li (Paul Li), is a citizen of the Saint Christopher (St. Kitts) and Nevis.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

66987P102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

CUSIP No. 66987P102 Page 6 of 9 Pages	Schedule 13G

(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(J);
(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Not Applicable.

CUSIP No. 66987P102 Page 7 of 9 Pages	Schedule 13G

Item 4.	Ownership.

	As of December 31, 2012:

	(a) Amount Beneficially Owned:

	Pioneer Pharma (Singapore) Pte. Ltd.	4,000,000
	Pioneer Pharma Co. Ltd	4,000,000
	Xinzhou Li (Paul Li)	4,120,000

	(b) Percent of Class:

	Pioneer Pharma (Singapore) Pte. Ltd.	10.3%
	Pioneer Pharma Co. Ltd	10.3%
	Xinzhou Li (Paul Li)	10.6%

	(c) Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote:

	Pioneer Pharma (Singapore) Pte. Ltd.	0
	Pioneer Pharma Co. Ltd	0
	Xinzhou Li (Paul Li)	120,000

	(ii) Shared power to vote or to direct the vote:

	Pioneer Pharma (Singapore) Pte. Ltd.	4,000,000
	Pioneer Pharma Co. Ltd	4,000,000
	Xinzhou Li (Paul Li)	4,000,000

	(iii) Sole power to dispose or to direct the disposition of:

	Pioneer Pharma (Singapore) Pte. Ltd.	0
	Pioneer Pharma Co. Ltd	0
	Xinzhou (Paul) Li	120,000

	(iv) Shared power to dispose or to direct the disposition of:

	Pioneer Pharma (Singapore) Pte. Ltd.	4,000,000
	Pioneer Pharma Co. Ltd	4,000,000
	Xinzhou Li (Paul Li)	4,000,000

The 4,000,000  shares beneficially owned by each of Pioneer Pharma (Singapore) Pte. Ltd. Pioneer Pharma Co. Ltd. and Mr. Xinzhou Li (Paul Li) consists of 2,000,000 shares held directly by Pioneer Pharma (Singapore) Pte. Ltd. and a warrant to purchase 2,000,000 shares of NovaBay’s common stock held directly by Pioneer Pharma (Singapore) Pte. Ltd.  Pioneer Pharma (Singapore) Pte. Ltd. is a 100% wholly-owned subsidiary of Pioneer Pharma Co. Ltd. and Mr. Xinzhou Li (Paul Li), is the sole owner of Pioneer Pharma Co. Ltd, and, as a result, Pioneer Pharma Co. Ltd. and Mr. Xinzhou Li (Paul Li) may be deemed to beneficially own the shares held by Pioneer Pharma (Singapore) Pte. Ltd.  In addition, Mr. Xinzhou Li (Paul Li) directly owns 120,000 shares.

CUSIP No. 66987P102 Page 8 of 9 Pages	Schedule 13G

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [  ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on by the Parent Holding Company or Control Person.

Pioneer Pharma (Singapore) Pte. Ltd. is a 100% Holding company of Pioneer Pharma Co. Ltd. and Mr. Xinzhou Li (Paul Li) is the sole owner of Pioneer Pharma Co. Ltd.

Item 8.	Identification and Classification of Members of the Group.

This filing is on behalf of Pioneer Pharma (Singapore) Pte. Ltd., Pioneer Pharma Co. Ltd. and Mr. Xinzhou Li (Paul Li).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

 By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 66987P102 Page 9 of 9 Pages	Schedule 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2013
         (Date)

Pioneer Pharma (Singapore) Pte. Ltd.

/s/Xinzhou Li
_________________________________
Xinzhou Li (Paul Li)
President

Pioneer Pharma Co. Ltd.

/s/Xinzhou Li
_____________________________________
Xinzhou Li (Paul Li)
President

Xinzhou Li (Paul Li)

/s/Xinzhou Li
_____________________________________
Xinzhou Li (Paul Li)

EXHIBIT A

Joint Filing Agreement

This Joint Filing Agreement is dated as of February 15, 2013, by and among Pioneer Pharma (Singapore) Pte. Ltd. , Pioneer Pharma Co. Ltd. and Mr. Xinzhou Li (Paul Li).

WHEREAS, pursuant to Rule 240.13d-1(k) promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing;

NOW THEREFORE, the parties hereto agree as follows:

1.           The Schedule 13G with respect to NovaBay Pharmaceuticals, Inc. to which this agreement is attached as Exhibit A (the “Schedule 13G”) is filed on behalf of each of the parties hereto.

2.           Each of the parties hereto is eligible to use the Schedule 13G.

3.           Each of the parties hereto is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person or entity contained in the Schedule 13G; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person making such filing contained in the Schedule 13G, unless such person or entity knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties hereto have executed this Joint Filing Agreement as of the date first above written.

Pioneer Pharma (Singapore) Pte. Ltd.

/s/Xinzhou Li
____________________________________
Xinzhou Li (Paul Li)
President

Pioneer Pharma Co. Ltd.

/s/Xinzhou Li
_____________________________________
Xinzhou Li (Paul Li)
President

Xinzhou (Paul) Li

/s/Xinzhou Li
_____________________________________
Xinzhou Li (Paul Li)